July 27, 2007

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Office of Emerging Growth Companies
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Camden Learning Corporation
Registration Statement Amendment No. 1 on Form S-1
Filed July 5, 2007
File No. 333-143098

Dear Mr. Reynolds:

On behalf of Camden Learning Corporation (the “Company”), we are electronically transmitting hereunder Amendment No. 2 (“Amendment No. 2”) to the Registration Statement of the Company on Form S-1 (the “Registration Statement”). Marked courtesy copies of this filing are being sent via overnight mail to Cathey Baker, Esq.

This letter is being sent in response to the Staff’s comments to the Registration Statement on Form S-1, filed July 5, 2007. The Staff’s comments are set forth in a letter from John Reynolds, Assistant Director, addressed to David L. Warnock, Chief Executive Officer of the Company, dated July 20, 2007. In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

Prospectus Summary, page 1

1.
Please ensure to provide specific cites for all of your statistical disclosure. We note the general disclosure regarding cites at the bottom of page 42. Please revise to provide specific cites for each statistical disclosure.

We have made the requested change throughout Amendment No. 2 to provide specific cites for each statistical disclosure.

The Offering, page 5

Warrants, page 7

2.	We note the disclosure on page 7 regarding the exercise period of the warrants sold in the offering. Please confirm in this section that the same exercise period applies to the insider warrants.

We have made the requested change in The Offering section of Amendment No. 2.

Certificate of Incorporation, page 8

3.
We partially reissue comment 18 of the staff letter dated June 28, 2007. Please explain the purpose of provisions that would permit amendment or waiver of key provisions concerning stockholder approval of a proposed business combination, redemption of shares and termination of corporate existence, if the company obtains the consent of holders of 95% of the shares purchased in this offering.

As the Staff is aware, concerns have been raised as to whether or not provisions limiting a Delaware corporation's ability to amend certain key provisions of its certificate of incorporation are enforceable under Delaware law.  In response to these concerns, the Company, like many similar blank check companies, has provided that these key provisions can be amended, but only upon the vote of holders of 95% of the shares issued in its initial public offering, which the Company believes could potentially provide greater enforceability than an absolute prohibition on amendments.  In addition, the insider letters with the Company's officers and directors have been amended to add a provision which prohibits them proposing, or voting in favor of, any amendment to these provisions.  Accordingly, the sentence on page 8 which began with "We view these provisions ..." has been modified in Amendment No. 2 to refer to the enforceability issue under Delaware law, and to the specific prohibitions on the Company's officers and directors on proposing or voting in favor of amendments.  The balance of the sentence referring to the consent of 95% of the holders has been deleted.

4.
Please revise to clearly disclose that the current offering is different from most other similar blank check offerings in that it is possible that the company could continue beyond the 24 month period and not distribute the funds held in trust after the 24 month period if an amendment is approved by a vote of the shareholders. Please add a risk factor as applicable and reconcile this disclosure with risk factor three on page 14.

As stated in the response to comment number 3 above, the Company believes its approach is similar to many other similar blank check companies, and that it could potentially be more enforceable under Delaware law than the approach taken by some blank check companies that have an absolute prohibition on amendments.  The Company further believes that since its officers and directors have agreed not to propose or vote in favor of any such amendment and the threshold of 95% is so high, it would be highly unlikely for such an amendment to occur.  Accordingly, the Company does not believe a risk factor is appropriate.

Escrow of existing stockholders’ securities, page 12

5.
We note the disclosure that the shares and the insider warrants will not be transferable except upon limited exceptions. Please discuss in detail the limited exceptions in which the securities would be transferable.

We have made the requested change in this section of Amendment No. 2 to discuss in detail the limited exceptions in which the shares and insider warrants would be transferable.

6.
We note the transfer restrictions upon the existing stockholders, particularly Camden Learning, LLC. Please describe in more detail whether the transfer restrictions would apply to the ownership interests or interest holders of Camden Learning, LLC or the controlling entities of Camden Learning, LLC. If not, for each entity which is an interest holder in Camden Learning, LLC, please describe its business and the number of owners or interest holders.

We have made the requested change in this section of Amendment No. 2 to explain that the transfer restrictions upon the existing stockholders do in fact apply to the ownership interests of Camden Learning, LLC.

Risk Factors, page 14

Risks Associated with Our Business, page 14

7.
Please revise the caption of the ninth risk factor to state, as the discussion indicates, that the company’s officers and directors are now affiliated with entities that conduct business activities similar to those in which the company intends to engage.

We have made the requested change in Amendment No. 2 filed concurrently herewith.

8.
The sixteenth risk factor on page 21 states that the company expects that most of its management and other key personnel will remain associated with the combined company. Please identify the managers and other key personnel who may remain in senior management or advisory positions with the combined company. See also page 30 (risk associated with inability to retain key personnel).

We have made the requested change in both risk factors of Amendment No. 2 to identify the managers and other key personnel who may remain with the combined company.

9.	Please revise the discussion in the twenty-sixth risk factor on pages 24-25 to eliminate redundancies involving the sponsor’s proposed open market purchases of the company’s common stock.

We have made the requested change in Amendment No. 2 filed concurrently herewith.

10.
We note the disclosure on page 24 that “our current stockholders may be able to effectively influence the outcome of any matters requiring approval by our stockholders ... other than approval of a business combination.” Please explain the basis for this statement. Also, reconcile this statement with the disclosure on page 3 and elsewhere regarding the purchases by the sponsor of the 250,000 units in the offering and $4,000,000 of the company’s common stock in the open market. We note that the sponsor has agreed to vote all of these shares in favor of a business combination. It appears that an additional risk factor would be necessary to clearly disclose the sponsor’s ability to influence the vote in favor of a business combination. Please revise accordingly.

We have made the requested change in Amendment No. 2 filed concurrently herewith to explain the basis for such statement and to reconcile the current intention of the sponsor to vote certain shares that may be acquired in favor of a business combination. While we did not add a risk factor, we have amplified the risk factor on page 16 titled “The fact we will proceed with the business combination if public stockholders holding less than 30% of the shares sold in this offering exercise their redemption rights, rather than the 20% threshold of most other blank check companies, may hinder our ability to consummate a business combination in the most efficient manner or to optimize our capital structure” and the risk factor on page 24, “Our existing stockholders, including our officers and directors, control a substantial interest in us and thus may influence certain actions requiring stockholder vote, including a business combination” to clarify the sponsor’s ability to influence the vote in favor of a business combination.

Dilution, page 36

11.
We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

We have made the requested change in Amendment No. 2 filed concurrently herewith.

Proposed Business, page 42

Selection of a target business and structuring of a business combination, page 45

12.	We note the statement, “As part of our intended processes, we may create a contact database ...” Please clearly indicate whether these processes will occur after the closing of the offering.

We have made the requested change in Amendment No. 2 filed concurrently herewith to indicate these processes will occur after the closing of the offering.

Principal Stockholders, page 60

13.
It appears that David L. Warnock and Donald W. Hughes would have ultimate voting or dispositive control of the shares attributable to Camden Learning LLC. See Rule 13d-3 of the Exchange Act. Please include these shares in the beneficial ownership table.

We have made the requested change in Amendment No. 2 filed concurrently herewith.

14.	In footnote four, please include the names of all four managing members of Camden Partners Strategic Manager, LLC. See Rule 13d-3 of the Exchange Act.

We have made the requested change in Amendment No. 2 filed concurrently herewith.

Financial Statements, page F-1

Note 4 - Note Payable to Affiliate and Related Party Transactions, page F -10

15.
We note your response to prior comment 30 of our letter dated June 28,2007. As previously requested, please revise to disclose the effective interest rate on the note payable as required by paragraph 16 of APB 21.

Please tell us why you believe that the effective interest rate approximates the rate that would have resulted if an independent borrower and an independent lender had negotiated a similar transaction under comparable terms and conditions, as discussed in paragraph 13 of APB 21. Revise your disclosures as appropriate.

We have revised the financial statements to adjust the imputed interest rate and related discount on the note payable to affiliate to reflect rates in the marketplace for loans of comparable risk. We have also revised Note 4 to the financial statements to disclose the effective interest rate on the note payable in accordance with paragraph 16 of APB 21, and to indicate that determination of the effective interest rate was made by considering rates in the marketplace for loans of comparable risk, as discussed in paragraph 13 of APB 21.

Exhibits

16.	Please file executed copies of the agreements wherever possible. For example, please include an executed copy of the Subscription Agreement, Exhibit 10.6.

We have filed executed copies of the following exhibits to Amendment No. 2 filed concurrently herewith: 10.1.1-10.1.7, 10.6, 10.7 and 10.8.

Exhibit 1.1 Underwriting Agreement

17.
We note that the covenants concerning business combinations with an entity affiliated with an existing stockholder, see section 3.8.1 and section 8.8, are not consistent with statements in the prospectus that the company will not seek a target company that is a portfolio company of, or otherwise affiliated with, or has received financial investment from, any of the private equity firms with which the company’s existing stockholders, executive officers or directors are affiliated. See, e.g., page 2. Please revise or advise.

We have made the requested change in Exhibit 1.1 to Amendment No. 2 filed concurrently herewith.

Exhibit 3.2 Form of Amended and Restated Certificate of Incorporation

18.	Article Sixth of this document, insofar as it addresses a fairness opinion, does not reflect the statements in the prospectus cited above. Please revise or advise.

We have made the requested change in Exhibit 3.2 to Amendment No. 2 filed concurrently herewith.

If you have any questions, please contact the undersigned at (410) 878-6800 or Adam Mimeles, Esq. at 212-370-1300.

Very truly yours, CAMDEN LEARNING CORPORATION

/s/ David L. Warnock
David L. Warnock
President and Chief Executive Officer